Correspondence

Kaya Group / NUGL Inc.

OTC: NUGL

October 26, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street N.E.

Washington, D.C. 20549

Re:	NUGL, INC. (the “Company”) Withdrawal of Acceleration Request regarding Post-Qualification Amendment No. 4 to Offering Statement 1-A Filed September 22, 2021 (as amended) File No. 024-11581

Ms. Beukenkamp,

Reference is made to our letter, filed as correspondence via EDGAR on October 25, 2022, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Thursday, October 27, 2022, at 10:00 am Eastern Time. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 714-383-9982.

Sincerely,

NUGL, INC.

/s/ Balram Vaswani

Name: Balram Vaswani

Title: Chief Executive Officer